MANDALAY DIGITAL GROUP, INC.

2811 Cahuenga Boulevard West

Los Angeles, California 90068

January 7, 2015

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mandalay Digital Group, Inc.

Registration Statement on Form S-4

Filed December 3, 2014

File No. 333-200695

Form 10-K for the Fiscal Year Ended March 31, 2014

Filed June 30, 2014

Amendment No. 1 to the Form 10-K

Filed July 29, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 14, 2014

File No. 001-35958

Dear Mr. Shuman:

Mandalay Digital Group, Inc., a Delaware corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 30, 2014 (the “Comment Letter”) concerning the Company’s Registration Statement on Form S-4 originally filed with the Commission on December 3, 2014 (the “Registration Statement”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Form S-4

STAFF COMMENT:

1. Please note that you should address all issues raised in the comments below concerning Mandalay Digital Group’s Form 10-K for the fiscal year ended March 31, 2014 before you request acceleration of effectiveness of this registration statement. To the extent comments issued in our concurrent review of the Form 10-K also apply to your registration statement, please revise your registration statement accordingly.

COMPANY RESPONSE:

The Company notes the Staff’s comment.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 1. Business, page 2

STAFF COMMENT:

2. You disclose in your risk factors, such as in the second risk factor on page 14, that you must continue to invest significant resources in research and development. Please provide in your response letter an estimate of the amount you spent during each of the last two fiscal years on research and development activities and confirm that you will provide such information in future filings or advise why such disclosure is not required. Refer to Item 101(h)(4)(x) of Regulation S-K.

COMPANY RESPONSE:

The Company’s estimate of the amount it spent on research and development activities during the years ended March 31, 2014 and 2013 was $543,000 and $678,000, respectively. The Company confirms that it will provide such information in future filings.

STAFF COMMENT:

3. We note the disclosure in the last risk factor on page 9 that you derive revenues from products and services based on or incorporating brands or other intellectual property licensed from third parties. In your response letter, please briefly discuss the importance of these licenses to your business and confirm that you will provide similar disclosure in future filings. Refer to Item 101(h)(4)(vii) of Regulation S-K. Also, tell us if any content license accounted for more than 10% of your revenues during fiscal 2014 and, if so, tell us what consideration you gave to filing the license agreement as an exhibit. Refer to item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE:

The Company advises the Staff that it licenses content from many different content providers and that none of the content licenses it has entered into are individually significant to the Company’s business. The Company also advises the Staff that none of its content licenses accounted for more than 10% of its revenue during fiscal 2014. The Company confirms it will continue to include the risk factor in future filings because the risks described therein are meaningful even though no specific content license is individually significant.

Item 15. Exhibits and Financial Statements Schedules, page 53

STAFF COMMENT:

4. You do not include an accountant’s consent. In this regard, you appear to have currently effective registration statements that incorporate your March 31, 2014 audited financial statements by reference. Please tell us your basis for omitting the consent.

COMPANY RESPONSE:

The Company has filed by an amendment to its Annual Report on Form 10-K an accountant’s consent referencing each of the currently effective registration statements under which securities may still be sold that incorporate the Company’s March 31, 2014 audited financial statements by reference. The accountant’s consent was inadvertently omitted.

STAFF COMMENT:

5. According to your disclosure on page 43, three customers each accounted for more than 10% of your revenues in fiscal 2013. Please tell us what consideration you gave to filing your agreements with these customers as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

COMPANY RESPONSE:

The Company analyzed its agreements with the customers referred to on page 43 of the Form 10-K in light of the requirements of Item 601(b)(10)(ii)(B) and determined that in no case did the Company’s contracts with such customers rise to the level specified in the disclosure item.

First, the contracts in question are unquestionably of a type that ordinarily accompanies the kind of business conducted by the Company.

Second, the Company’s business is not substantially dependent on any of these contracts, for several reasons:

•	The contracts contain no guarantees, minimum payments or other equivalent economic arrangements.

•	The financial contribution arising from these contracts is primarily a function of retail end-user behavior (i.e., downloads, app purchases, etc.) which neither the Company nor its carrier customers control. In other words, the higher contribution to revenue from some of the contracts is a function of higher end-user demand over a period of time, which can change quickly for numerous reasons having to do with taste and popularity. The higher contribution is not, however, a function of economic rights intrinsic to contracts upon which the Company can depend in any substantial manner.

•	The Company acquired two of the contracts in question as part of an acquisition in Australia, the main purpose of which was to create opportunities for international expansion into the

Asia market. The Company acquired the third contract as part of an acquisition in Israel, the main purposes of which was to create opportunities for international expansion into Europe, the Middle East and Africa. In fiscal 2014 (we believe the Staff intended to reference fiscal 2014 and not fiscal 2013, per page 43 of the Form 10-K), the Company did not regard its business as substantially dependent on any of these contracts because there was no assurance—either by virtue of the terms and conditions of any contract itself or by virtue of the nature of the Company’s business—that any given level of revenue would be achieved. Moreover, in fiscal 2015 and future periods, the Company regards these contracts as even less significant because the Company’s business model is diversifying in terms of geographic markets and carriers.

Third, none of the other factors in the disclosure Item that call for filing of the contracts apply.

Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

STAFF COMMENT:

6. Your disclosure on page 41 of the filing states that revenues from certain carriers may not be reasonably estimated. Tell us how you account for these arrangements in your financial statements. In addition, tell us whether material adjustments have historically been made to estimated billings when actual reporting was finalized and if so, tell us your consideration for disclosing this in future filings along with your consideration for including a risk factor that discusses the risks associated with these estimated billings.

COMPANY RESPONSE:

When we have not received carrier reports prior to preparing our financial statements, we estimate revenues based on our internal reporting systems. The Twistbox platform (which we no longer own) provided only limited internal reporting and, in certain cases, we estimated revenues based on historical experience rather than on detailed transaction data. The Company has never experienced a material change to its estimates when the final amounts were reported by its customers.

Our DT Content and DT Pay platform enable us to make reasonable estimates of revenues. Accordingly, as a result of the disposal of Twistbox in FY14, we expect to remove this disclosure (i.e., the statement that revenues from certain carriers may not be reasonably estimated) from future filings that do not include the results of Twistbox.

Note 8. Description of Stock Plans, page F-18

STAFF COMMENT:

7. Please tell us your consideration for including all of the disclosures required in ASC 718-10-50-2 related to your stock options granted. In this regard, we note you disclose the assumptions used in the Black-Scholes option pricing model on page F-16 but do not quantify the assumptions used or include the method used to estimate the assumptions. We also note you do not include the weighted-average grant-date fair value for options granted during the year. Please advise.

COMPANY RESPONSE:

The Company’s consideration for non-inclusion of the items noted in the Staff’s comment was the Company’s determination that the non-included items were not material, individually or in the aggregate, to an understanding of the Company’s financial statements. However, the Company has determined that in future filings all of the items noted by the Staff will be included.

Amendment No. 1 to Form 10-K

Item 10. Directors, Executive Officers and Corporate Governance, page 1

STAFF COMMENT:

8. In your response letter, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Guber should serve as a director and confirm that you will provide such information in future filings. Refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE:

The Company’s Registration Statement currently includes the following statement in the summary of Mr. Guber’s experience and the Company will include it in future filings as well: “The board of directors nominated Mr. Guber to serve as a director based on the entirety of his experience and skills, although the board noted specifically his extensive experience in the media and entertainment industries.”

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page 8

STAFF COMMENT:

9. We note the change in your disclosure that you have determined that the company is the principal in arrangements when selling products, images or games through carriers. We also note your disclosure that you continue to recognize as revenue the amount the carrier reports as payable upon the sale of the company’s products, images or games. Please clarify whether you are recording revenue on a gross or net basis based on the amounts the carriers are charging the end user. To the extent that a policy change has occurred and you are now recording the gross amount charged to the end user (as opposed to the carrier) as revenue, tell us in detail the reasons for the change in policy, when the change occurred and how you considered each of the factors presented in ASC 605-45 in determining that accounting for these fees on a gross basis is appropriate, including the specific reasons for the change from the prior policy for each factor.

COMPANY RESPONSE:

Content and Billing:

Upon the sale of the Company’s products, images or games, the Company recognizes as revenue the amount the carrier reports as payable to the Company, which is net of taxes, carrier revenue share and other fees and charges. The Company reports amounts paid to content providers as license fees, within cost of revenues. The Company has not changed its accounting policy for these revenues and costs.

The Company’s accounting policy reflects its consideration of each of the factors presented in ASC 605-45 as applied (i) to agreements with carriers, and (ii) to agreements with content providers. The Company has determined that it is not the principal in the carrier agreements, but is the principal in the content provider agreements.

Advertising:

For the three months ended September 30, 2014, advertising revenues were 11.7% of total reported revenues; for previous periods, such revenues were less than 5%. For DT Ignite and DT IQ CPI revenue, the Company has determined that it is the principal and, accordingly, recognizes as revenue the amount payable by the advertisers.

The change in the disclosure was in response to the increase in advertising revenues, as well as to clarify the relationship with content providers for content and billing revenues.

***

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 646 584 4021, or Ben Orlanski or Katherine Blair of Manatt, Phelps & Phillips, LLP at 310 312 4000.

Sincerely,

Mandalay Digital Group, Inc.

By: /s/ Andrew Schleimer

Andrew Schleimer

Chief Financial Officer

cc:	William Stone, CEO Ben D. Orlanski, Manatt, Phelps & Phillips, LLP Katherine Blair, Manatt, Phelps & Phillips, LLP